UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-C

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Blue Owl CREDIT INCOME CORP.

(Name of Subject Company (Issuer))

Cox Capital General Partner, LLC

Cox Capital Partners Special Situations Fund, LP

Saba Capital Management GP, LLC

Saba Capital Management, L.P.

Saba Capital Tender SPV I, LLC

(Name of Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Titles of Classes of Securities)

None

(CUSIP Number of Shares of Beneficial Interest)

Cox Capital Partners

John Cox

1333 Race Street

Philadelphia, PA 19107

(484) 840-5281

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With copies to:

David A. Brown

Alston & Bird LLP

950 F Street, NW

Washington, DC 20004

(202) 239 3463

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO-C ( “Schedule TO-C”) relates solely to preliminary communications made before the commencement of a planned tender offer by Saba Capital Management, L.P. (together with certain of its affiliates, “Saba”) and Cox Capital Partners (“Cox”) (together with Saba, the “Purchasers”) to purchase a portion of outstanding shares of Blue Owl Credit Income Corp. (“OCIC”) in cash. Once the 10-business day notice period concludes for OCIC, the Purchasers intend to announce the commencement of the tender offer to provide direct liquidity to investors who seek it, subject to terms and conditions and the number of shares to be purchased that will be detailed in Tender Offer documents, including the offer pricing and number of shares covered by the offer. The offer price is expected to be at a 20-35% discount to the most recent estimated net asset value and dividend reinvestment price, which will be determined when the tender offer is commenced. The Purchasers are not affiliated with OCIC or their advisor.

Additional Information and Where to Find It

The intended tender offer described herein, in the press release filed as an exhibit or referred to any social media postings have not commenced. Additionally, the amount that would be offered for purchase in the offer has not been set and, when set, could be considered to constitute a relatively small amount of the total outstanding shares of OCIC, which therefore may not provide a meaningful liquidity solution for all investors in such vehicle. This document is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any shares of common stock of OCIC or any other securities. There can be no assurance if and when any tender offer will be commenced.

If commenced, on the commencement date of the tender offer, a Tender Offer Statement on Schedule TO, including an Offer to Purchase, a Form of Assignment and related documents, will be filed with the U.S. Securities and Exchange Commission (the “SEC”) by Cox Capital Partners (“Cox”) and Saba Capital Management, L.P. (“Saba”) and/or one or more of its affiliates. A Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by OCIC.

The offer to purchase shares of OCIC will be made only pursuant to the Offer to Purchase for OCIC, the Form of Assignment, and related documents filed as part of the Tender Offer Statement on Schedule TO made for OCIC. THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE ASSIGNMENT FORM, AND OTHER RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF OCIC ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

Investors and security holders will be able to obtain a free copy of these filings (when available) and other relevant materials on the SEC’s website at www.sec.gov or by directing requests to Cox and Saba, as outlined in the Tender Offer Statement on Schedule TO.

Forward-Looking Information

This document and the materials attached hereto contain forward-looking statements related to the intention to commence a tender offer for Blue Owl Credit Income Corp., including statements regarding the anticipated benefits and timing of the proposed tender offer. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would,” and “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they were first made and involve risks and uncertainties that could cause actual results or transactions to differ materially from those expressed or implied in such forward-looking statements. These risks and uncertainties include, among others, whether a tender offer will commence, the price of the offer, the timing and the terms and conditions of the offer, the extent to which the tender offer would serve as a meaningful liquidity solution for investors in OCIC, the expected timeframe of any offer and whether any offer will be completed. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their respective dates. Except as required by law, neither Saba Capital Management, L.P. (together with certain of its affiliates, “Saba”) nor Cox Capital Partners (“Cox”) (together with Saba, the “Purchasers”) undertakes any obligation to update or revise any forward-looking statements to reflect subsequent events, new information, or future circumstances.

This material has been distributed for informational purposes only and should not be considered as investment advice or a recommendation of any particular security, strategy, or investment product. The Purchasers do not make any recommendation as to whether to tender or not to tender any Shares in any Tender Offer. The Purchasers recommend that stockholders consult with their financial professionals as part of consideration of the Tender Offer. No part of this material may be reproduced in any form, or referred to in any other publication, without express written permission from the Purchasers. The Purchasers undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statement.

ITEM 12. EXHIBITS

(a)(5)(i)*	Press Release dated February 20, 2026

(a)(5)(ii)*	Social media content by Boaz Weinstein on X

*	Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Cox Capital General Partner, LLC

By:	/s/ John Cox
Name: John Cox
Title: Managing Member

Cox Capital Partners Special Situations Fund, LP

By:	/s/ John Cox
Name: John Cox
Title: Chief Investment Officer

Saba Capital Management, L.P.

By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Chief Operating Officer

Saba Capital Tender SPV I, LLC

By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Person

Saba Capital Management GP, LLC

By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Person

Dated: February 20, 2026